YIGAL ARNON & CO.
ADVOCATES AND NOTARY

Tel Aviv	October 19, 2009
Ref.	8492

Ms. Inessa Kessman
Senior Staff Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010
U.S.A.

Re:	Pointer Telocation Limited Form 20-F for the year ended December 31, 2008 Filed March 31, 2009 File No. 1-13138

Dear Ms. Kessman:

        On behalf of Pointer Telocation Limited, an Israeli company (the “Company”), set forth below are the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) transmitted by letter dated September 14, 2009 (the “Comment Letter”), in relation to the Company’s above referenced Form 20-F.

        For the convenience of the Staff, we have restated in this letter, each of the comments in the Comment Letter and numbered each of the responses to correspond with the numbers of the comments in the Comment Letter.

        Impact of Exchange Rate Fluctuations on Results of Operations, Liabilities and Assets, page 62

1.	We note on page 105 that you state that the majority of your revenue is generated in or linked to the U.S. dollars. However on page 26 you state a majority of your revenues are denominated in NIS because your Shagrir subsidiary whose revenues are mainly in NIS, account for approximately $70% of your revenues in 2008. Please clarify. In addition we note your statement on page 62 which states that “due to the acquisition of Shagrir, our business in Israel currently accounts for the majority if our business and revenue. The business in Israel… are denominated in NIS. On the other hand, the majority of Cellocator revenues are generated in U.S. dollars while part of the expenses such as raw materials are mainly in U.S. dollars and part of the expenses such as labor and rental are in NIS”. Furthermore, on page 26 you state that 74% of your total loans and credit facilities are also denominated in NIS. In this regard, tell us how determined that the U.S. dollar is your functional currency. Refer to your basis in accounting literature.

YIGAL ARNON & CO.

Response: The Staff’s comment is fully noted. We would like to clarify that our statement on page 105 of the 20-F that the majority of our revenues are generated or linked to U.S. dollars, refers to revenues of Pointer Telocation Ltd., the parent company, on a stand alone basis and not on a consolidated basis with its subsidiaries. On the other hand, the disclosure on page 26 (“a majority of our revenues are denominated in NIS because our Shagrir subsidiary, whose revenues are mainly in NIS, accounts for approximately 70% of our revenues in 2008”) refers to our revenues on a consolidated basis, as do all of the other references on this page (74% of the loans and credit facilities are denominated in NIS). We respectfully submit that we shall clarify in our next filing references with use of the words “our”, “Shagrir” and “Cellocator” throughout this text. We will also revise the wording on page 62 to clarify and to separately describe the reference to the business of our subsidiary (Shagrir) and the business of the Company (the “parent company”) on a stand alone basis.

The assessment of functional currency indicators for Pointer Telocation Ltd., the parent company, and its subsidiaries is summarized below, in accordance with ASC 830-10-55 (formerly SFAS 52) requirements:

Pointer Telocation Ltd

The parent company’s functional currency is the U.S. dollar, or USD. The following economic factors were considered in determining the functional currency:

t	Cash flow indicators – the company’s cash flow is primarily affected from USD nominated transactions. The majority of the company’s revenues are USD nominated. As of December 31, 2008, approximately 76% of the company sales occur outside of Israel and all the billing is in U.S. dollars or linked to the changes in the currency of the USD. Excluding intercompany sales 90% of the company sales are in USD. In order to finance its activities, the Company uses money received from customers (which, as mentioned above, is denominated mostly in USD).

t	Sales price indicators – sales prices are mainly USD denominated. The prices of the Company’s products are mainly influenced by the markets which quoted in USD. The Company’s competitors quoted prices in USD as well.

t	Sales market indicators – The current and future markets of the Company’s products are markets outside of Israel and most of the Company’s marketing activities are oriented towards markets outside Israel which are mainly denominated in USD. Most of the Company worldwide contracts are denominated in USD. It is most likely that the Company’s contracts will continue to be dollar based in the foreseeable future.

t	Expense indicators – 90% of expenses that are related to raw material suppliers are denominated in USD. COGS are one of the major expenses for the Company and are dominated in USD. In addition the Company manages its cash and budget in USD. Salary expenses, rent expenses and service providers (legal and accounting services) expenses are dominated in NIS (in 2009 the Company entered into hedging transactions to hedge against changes in the NIS/USD exchange rate related to salaries which are dominated in NIS).

YIGAL ARNON & CO.

t	Financing indicators – the Company finances its operations from USD denominated resources mainly from the public offerings raised in the U.S and loans from banks which are USD denominated.

t	Intercompany transactions – there is a high volume of intercompany transactions. During 2008 over 50% of the intercompany transactions were dominated in USD.

t	Other indicators – the Company’s budget is U.S. dollar-based and accordingly every operating, investing and financing decision taken is also U.S. dollar-based.

Based on the above mentioned we believe that the USD is the primary currency of the economic environment in which Pointer Telocation Ltd., the parent company, operates. Therefore the USD is the parent company’s functional currency.

Shagrir, Pointer Argentina and Pointer Mexico: The functional currency of each of these subsidiaries was determined to be their local currency in accordance with the requirements of ASC 830-10-55 (formerly FAS 52). The functional currency of Shagrir is the NIS, the functional currency of Pointer Argentina is the Argentine peso and the functional currency of pointer Mexico is the Mexican peso.

Note 2: Significant Accounting Policies, page F-12

Data related to options to purchase the Company shares; page F-17

2.	We note on page F-36 that you accelerated the vesting of your stock options, modified the exercise price, and extended the exercise period after a resignation. We also note that you used the simplified method to estimate the term for the stock option grants. Tell us how you determined that your share options were “plain vanilla” and the simplified method was appropriate in accordance with SAB 107 and SAB 110.

        Response: We respectfully advise the Staff that generally we use the simplified method to determine the “expected term” of the options. Our considerations for using the simplified method to measure the “expected term” of the options are based on the criteria set out in SAB 107 and in SAB 110. All of our employee stock options have the following characteristics of ‘plain vanilla’ options as set out in SAB 107 and in SAB 110:

t	The options were granted at-the-money.

t	Exercisability is conditioned only on performing services through the vesting date.

t	If the employee terminates service prior to vesting, the employee would forfeit its options.

t	If the employee terminates services after vesting, the employee has limited time to exercise the options (a few months).

t	The options are non-transferable.

YIGAL ARNON & CO.

We would also like supplementally to inform the Staff that in the recent years (2006-2009) we had only two material grants of employee stock options which were granted in 2007 and included a total of 155,000 options (in 2008 and 2006 we had only immaterial grants of 12,000 options per year and in 2009 15,000 options). In addition the Company has limited history of exercises of options in recent years. In fact during those years the only exercise of employee stock options was in 2006 (103,500 options).

Since our employee stock options have the characteristics of ‘plain vanilla’ options and since we have limited history of exercises of options we use the simplified method to measure the “expected term” of the options.

For the following limited instances, we supplementally inform the Staff that we did not use the simplified method:

As mentioned on page F-36 we performed two modifications of employee stock options, one in March 2007 and another in February 2009.

With regard to the 2007 modification – this is the only modification in recent years in which we accelerated the vesting and extended the exercise period after a resignation. Since the entire remaining contractual term of the options was relatively short, we assumed that the expected life to be the entire remaining contractual term and did not use the simplified method for determining the fair value of the options on the modification date.

With regard to the 2009 modification – for calculating the fair value of the options immediately “before” the modification, since the original options were deeply out of the money and left with a relatively short term, we assumed an expected life equal to the remaining contractual term. In calculating the fair value of the options after the modification we distinguished between options which expire within two years, for which we assumed that the expected term equal to their remaining contractual term, and the rest of the options, which have all the characteristics of plain vanilla options, for which we used the simplified method.

We respectfully submit that in future filings we will expand our disclosure to more thoroughly describe the methods used to determine the expected life of our employee stock options.

        Kindly contact Nahal Nellis, Esq. at (972)-3-608-7753 or me at (972)-3-608-7842, if you have any questions or require additional information regarding the Company’s responses to the Staff’s comments set forth above.

Very truly yours, /s/ Orly Tsioni —————————————— Orly Tsioni cc: Zvi Fried, Chief Financial Officer, Pointer Telocation Ltd. Nahal A. Nellis, Esq., Yigal Arnon & Co.

Tel Aviv:	1 Azrieli Center, Tel Aviv 67021	Tel. (+972) 3-608-7777	Fax. (+972) 3-608-7724
Jerusalem:	31 Hillel Street, Jerusalem 94581	Tel. (+972) 2-623-9239	Fax. (+972) 2-623-9233

	www.arnon.co.il	info@arnon.co.il